FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2022

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local Stock Exchanges, informing as Essential Information that Banco de Chile has sold all of its shares in the banking service provider “Operadora de Tarjetas de Crédito Nexus S.A.” (“Nexus”).

Santiago, September 30, 2022.

Mrs.

Solange Berstein Jáuregui

President

Financial Market Commission

Present

Mrs. President:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter No. 18-10 of the Restated Regulation of Banks and Financial Institutions of the Commission for the Financial Market (“CMF”), I inform you the following as Essential Information regarding this institution:

As informed by means of an Essential Information dated November 30, 2021, Banco de Chile, together with the rest of the shareholder banks of the banking service provider "Operadora de Tarjetas de Crédito Nexus S.A." (hereinafter, "Nexus"), agreed with Minsait Payments Systems Chile S.A. (a subsidiary of the Spanish company Indra Sistemas S. A.) for the sale of 100% of the shares held by them in Nexus, subject to the fulfilment or waiver of several conditions precedent, among which were the authorization of the CMF for the sale of 100% of their shares in Nexus and the transaction to be approved by the Chilean Antitrust Prosecution Office (hereinafter, the "Transaction").

Upon the fulfilment of the conditions for the closing of the Transaction, the closing of the Transaction has occurred today and, consequently, Minsait Payments Systems Chile S.A. has acquired 100% of the shares of Nexus. As of today, the price of the Transaction is CLP $ 8,900,682,219, notwithstanding any additional price adjustments and payments to be made in accordance with the Nexus share purchase and sale agreement, in the event that the milestones and conditions established therein are met.

As a result of the above, Minsait Payments Systems Chile S.A. has taken control of Nexus and Banco de Chile, together with the rest of the shareholder banks, have ceased to be shareholders of Nexus.

Sincerely,

Eduardo Ebensperger Orrego

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2022

Banco de Chile

/s/ Eduardo Ebensperger
By:	Eduardo Ebensperger O.
Chief Executive Officer